PANNONPLAST

MŰANYAGIPARI RÉSZVÉNYTÁRSASÁG
1225 Budapest, Nagytétényi út 216.
1780 Budapest, Pf. 51.
Internet: www.pannonplast.hu
E-mail: pplast@pplast.datanet.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W., Stop 3-9
Washington, D.C. 20549
U.S.A.

Budapest, August 10, 2004

04036450

SUPPL

RECEIVED
2004 AUG 24 A 11:3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ladies and Gentlemen:

Re: Pannonplast Rt. (the "Company") File No. 82-4548

Please find enclosed the announcement of an Extraordinary General Meeting of Pannonplast Plc to be held on September 10, 2004.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

Would you have any further questions or comments, please contact us.

Yours sincerely,

Radócz Róza

Róza Radócz (Ms)
Executive Assistant

PROCESSED
AUG 24 2004
THOMSON
FINANCIAL

dlw 8/24

Enclosure

Announcement

The Board of Directors of
PANNONPLAST Industries Public Limited Company
(1225 Budapest, Nagytétényi út 216-218.)
informs its shareholders that the company convenes an

Extraordinary General Meeting (EGM)
on 10 September, 2004 at 10:00 o'clock.

Location of the EGM: First floor, Meeting Room at the Training and Leisure Center of the Company (1225 Budapest, Nagytétényi út 67.)

The EGM is convened on the basis of the request of Lazarus Vagyonkezelõ Rt. (ownership rate: 6.195%) and Berenberg Global Opportunity investment fund (ownership rate: 3.815%), with the unchanged agenda drafted in their request. The two shareholders represent a total of more than 10% of the votes, therefore based on § 51 of Act CXLIV of 1997 on business associations they can ask for the convening of extraordinary general meeting, and on the basis of § 231 of the same Act the Board is obliged to comply with.

Agenda of the General Meeting:

1. Amendment of the General Meeting's decision(s) regarding the Management Share Option Program

2. Election of new BOD member(s)

If the EGM fails to have a quorum the BOD will convene the **repeated EGM** to be held at the same location with the same agenda **on 10 September, 2004** (i.e. the originally announced date) **at 10:30 o'clock**, which will form a quorum to decide on the issues on the originally announced agenda, irrespective of the number of the attendance.

According to the Articles of Association **voting right can only be exercised at the EGM if the name of the shareholder is registered in the Company's Register of Shareholders.** Shareholders may attend and vote at the EGM either in person or through their proxy or authorized person.
The record date will be the fifth trading day on the stock exchange, prior to the announced date of the EGM, therefore the Company is going to close its Register of Shareholders on 3 September, 2004 at 16:00 o'clock. We ask our shareholders intending to participate at the EGM to distrain their shares until the date of the EGM.

We ask our shareholders to register their attendance at the location of the EGM until 9:30 o'clock. We also ask our shareholders to **bring the documents for their identification, for certifying their right of representation and to present their Power of Attorney.**

The Board of Directors of Pannonplast Plc.